UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

FOR THE SEMIANNUAL PERIOD ENDED: June 30, 2022

BioLife4D Corporation
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

8731	81-4586116
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Semiannual Report on Form 1-SA of Biolife4D Corporation, a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Biolife4D Offering Circular filed pursuant to Regulation A (the “Offering Circular”) dated October 4, 2019, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of the Offering Circular and our 1-K filed on April 29, 2022. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular.

General

BIOLIFE4D CORPORATION is a pioneering development stage biotech company that plans to leverage current advances in life sciences and cardiac tissue engineering to build human hearts first for cardiotoxicity testing and ultimately potentially suitable for implantation.

We plan to strategically position ourselves at the center of an unprecedented convergence of regenerative medicine, stem cell biology, additive manufacturing (3D printing), and computing technology – all having reached a level of maturity where we believe that commercially viable bioprinting solutions can be created through optimization, not invention. It is impossible to predict the exact amount of time it will take to fully optimize this process. We also need to obtain the approval of the FDA and it is impossible to predict the timeframe of the FDA approval process.

Since our inception, we have incurred significant operating losses. Our ability to generate any product revenue or product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of our development stage product. We reported net losses of approximately $1.7 million and $0.5 million for the six months ended June 30, 2022 and 2021, respectively. As of June 30, 2022, we had an accumulated deficit of approximately $8.3 million. We expect to continue to incur significant expenses and increasing operating losses until we have a commercially viable product. We expect that our expenses and capital expenditures will increase substantially in connection with our ongoing activities including, but not limited to the following:

●	Purchasing additional lab equipment for our pre-mini heart and post mini-heart testing;
●	Acquiring and/or retro-fitting additional lab space and lab supplies;
●	Hiring additional lab, research, and science personnel; and
●	Adding operational, legal, compliance, financial, investor relations, and management information systems personnel for commercialization efforts and to support our operations if we become a publicly traded company.

We will not generate revenue from product sales unless and until we successfully complete our mini-heart. If we are successful in developing the mini-heart we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, and distribution. We will need substantial additional funding to support our continuing operations and pursuit of our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings and debt financings. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms or at all. If we fail to raise sufficient capital or enter into such agreements as and when needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of our products.

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Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from any sources, including product sales and do not expect to generate any revenue from the sale of products for the foreseeable future. If our development efforts for our product candidates are successful, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. These expenses include salaries and related personnel cost, including stock based compensation; research supplies; rent; independent contractors; and research and development advisory board costs and other costs that directly support our research and development activities.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our executives and other administrative functions. General and administrative expenses include legal fees, accounting, auditing, consulting, and tax services; insurance costs; travel expenses; and facility costs not otherwise included in research and development expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we may incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance, and investor and public relations expenses in the event that we operate as a public company in the future.

Other Income (Expense)

Loan Forgiveness. Loan forgiveness relates to the Paycheck Protection Program under the CARES Act (“PPP”).

Interest Income. Interest income consists of interest earned on our cash balances.

Interest Expense. Interest expenses consist of interest on convertible debt and related party debt.

Income Taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for the research and development tax credits earned in each year and interim period, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credit carryforwards will not be realized.

Results of Operations

Three Months Ended June 30, 2022 Compared to Three Months Ended June 30, 2021

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2022 were approximately $0.6 million compared to approximately $0.2 million for the three months ended June 30, 2021. The increase of approximately $0.4 million in general and administrative expenses primarily relates to increases in salaries and personnel-related costs along with an increase in professional fees. We expect these costs to increase in future periods.

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Research and Development Expenses

Research and development expenses for the three months ended June 30, 2022 was $0.3 million compared to $0.1 million for the three months ended June 30, 2021. We expect these costs to increase in future periods as we accelerate our product development.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2022 were approximately $1.2 million compared to approximately $0.5 million for the six months ended June 30, 2021. The increase of approximately $0.7 million in general and administrative expenses primarily relates to increases in salaries and personnel-related costs along with an increase in professional fees. We expect these costs to increase in future periods.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2022 was $0.5 million compared to $0.2 million for the six months ended June 30, 2021. We expect these costs to increase in future periods as we accelerate our product development.

Liquidity and Capital Resources

As indicated in the accompanying unaudited financial statements, we had an accumulated deficit of approximately $8.3 million, incurred a net loss of approximately $1.7 million, and cash outflows from operations of approximately $0.8 million as of and for the six months ended June 30, 2022. Further, we expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our research and development activities and commercialize our products will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and, if successful, clinical development of our programs. To date, we have funded our operations with proceeds from sales of common stock, PPP loans, and borrowings under convertible promissory notes. As of June 30, 2022, we had cash and cash equivalents of $0.8 million. In January 2022, the holders of $600,000 of outstanding convertible notes were notified that we elected, under provisions contained in the note agreements, to extend the maturity date of the convertible notes until January 2024. The result of this election increased the interest rate under the convertible notes to 12% per annum.

Operating Activities

During the six months ended June 30, 2022, operating activities used $0.8 million of cash, primarily resulting from our net loss of approximately $1.7 million, partially offset by non-cash charges and changes in our operating assets and liabilities of $0.9 million.

During the six months ended June 30, 2021, operating activities used approximately $0.5 million of cash, primarily resulting from our net loss of approximately $0.5 million.

Financing Activities

During the six months ended June 30, 2022, net cash provided by financing activities was approximately $0.7 million, consisting of a $1.0 million working capital loan and partially offset by $0.3 million of costs related to a public offering of our securities.

During the six months ended June 30, 2021, net cash provided by financing activities was approximately $0.6 million, consisting of net proceeds, after deducting offering costs, from the sale of common stock of approximately $0.5 million and proceeds of approximately $0.2 million from borrowings under the PPP.

4

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2021 were approximately $1.0 million, compared to approximately $0.9 million for the year ended December 31, 2020. The increase of approximately $0.1 million in general and administrative expenses primarily relates to increases in salaries and personnel-related costs along with an increase in professional fees.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2021 were approximately $0.8 million compared to approximately $0.7 million for the year ended December 31, 2020. The increase of approximately $0.1 million in research and development expenses in 2021 from 2020 primarily relates to stock based compensation costs incurred in 2021 offset by reductions in advisory board and employee wages incurred in 2021 as compared to 2020.

Other Income (Expense)

Loan Forgiveness. In 2021, approximately $0.4 million of PPP loans was forgiven. In 2020, we did not have any loans forgiven.

Interest Income. Interest income for the years ended December 31, 2021 and 2020 was minimal and consisted of interest earned on invested cash balances.

Other Income (Expense), Net. Interest expense for the years ended December 31, 2021 and 2020 was approximately $0.1 million and was primarily related to our convertible note.

Liquidity and Capital Resources

As indicated in the accompanying financial statements, we had an accumulated deficit of approximately $6.6 million, incurred a net loss of approximately $1.5 million and cash outflows from operations of approximately $1.1 million as of and for the year ended December 31, 2021. Further, we expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our research and development activities and commercialize our products will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and, if successful, the clinical development of our programs. To date, we have funded our operations with proceeds from sales of common stock and borrowings under convertible promissory notes. As of December 31, 2021, we had cash and cash equivalents of $0.9 million. In January 2022, the holders of $600,000 of outstanding convertible notes were notified that we elected, under provisions contained in the note agreements, to extend the maturity date of the convertible notes until January 2024. The result of this election increased the interest rate under the convertible notes to 12% per annum.

Operating Activities

During the year ended December 31, 2021, operating activities used $1.1 million of cash, primarily resulting from our net loss of approximately $1.5 million, partially offset by non-cash charges of approximately $0.3 million and net cash provided by changes in our operating assets and liabilities of $0.1 million.

During the year ended December 31, 2020, operating activities used approximately $1.5 million of cash, primarily resulting from our net loss of approximately $1.7 million, partially offset by non-cash charges of approximately $0.3 million.

5

Financing Activities

During the year ended December 31, 2021, net cash provided by financing activities was approximately $1.7 million, consisting of net proceeds from the sale of common stock of approximately $1.6 million and proceeds of approximately $0.2 million from PPP borrowings.

During the year ended December 31, 2020, net cash provided by financing activities was approximately $0.5 million, consisting of net proceeds, after deducting offering costs, from the sale of common stock of approximately $0.5 million and proceeds of approximately $0.2 million from PPP borrowings. This was partially offset by a repayment of approximately $0.3 million shareholder loan.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our research and development to create a mini-heart. In addition, if we transition from a private company to a publicly traded company, it will increase our reporting and compliance cost.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Stock-Based Compensation

The Financial Accounting Statements Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation - Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. We recognize compensation cost relating to stock-based payment transactions using a fair-value measurement method, which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. We determine the fair value of stock-based option awards, that do not contain any provisions which would result in liability classification, using the Black-Scholes-Merton option-pricing model which uses both historical and current market data to estimate fair value. The method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield, and expected life of the options. For awards with performance-based vesting criteria, we estimate the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. We account for forfeited awards as they occur. Ultimately, the actual expenses recognized over the vesting period will be for those shares that vested. Our common stock price is assessed using valuation methods in accordance with the American Institute of Certified Public Accountants’ Valuation of Privately-Held-Company Equity Securities Issued as Compensation practice guide. These estimates represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

6

We have adopted the guidance included under Accounting Standards Update (“ASU”) ASU 2018-17, stock-based compensation issued to non-employees and consultants on January 1, 2018. Equity-based payments to non-employees are measured at grant-date fair value of equity instruments that we are obligated to issue when the service has been rendered and any other conditions necessary to earn the rights to benefit from the instruments have been satisfied. Equity-classified nonemployee share based payment awards are measured at the grant date.

Research and Development Costs

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rents for facilities, supplies, and other fees related to our research efforts, fees paid to consultants that perform certain research and testing on our behalf, and costs related to salaries, benefits, bonuses, and stock-based compensation granted to employees in research and development functions.

Off-Balance Sheet Arrangements

During the periods presented, we did not have and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Working Capital Loan

On May 18, 2022, we borrowed $1 million to fund our working capital needs pursuant to a Business Loan Agreement by and between us, as the borrower, and Fifth Third Bank, National Association, as lender (the “Lender”) and a related Promissory Note, made by us in favor of the Lender, each dated May 18, 2022 (the “Working Capital Loan”). The Promissory Note has an interest rate of 4.320% and matures on May 18, 2023 (the “Maturity Date”). We are obligated to make monthly interest payments to the Lender until the Maturity Date upon which date the amount of the entire principal balance and any unpaid but accrued interest is due. Our obligations under the Working Capital Loan are secured by a lien on a certain deposit account with the Lender (the “Deposit Account”) owned by the BioLife4D – SM Trust dated November 1, 2016, (the “BioLife4D – SM Trust”) pursuant to an Assignment of Deposit Account, dated May 18, 2022, by and among the BioLife4D – SM Trust, us, and the Lender.

The Deposit Account was funded by the BioLife4D – SM Trust, our CEO’s trust, through its receipt of a $1 million loan from one of our minor shareholders (the “SM Trust Loan”), pursuant to a Secured Promissory Note, dated May 18, 2022, made by the BioLife4D – SM Trust in favor of the shareholder, in the principal amount of $1 million (the “Secured Promissory Note”). The SM Trust Loan is secured by a pledge by the BioLife4D – SM Trust of 33,334 shares of our common stock pursuant to a Stock Pledge Agreement, dated May 18, 2022, by and between the BioLife4D – SM Trust, as pledgor, and the shareholder, as secured party (the “Stock Pledge Agreement”).

The above summary of our Working Capital Loan and the SM Trust Loan is qualified in its entirety by reference to the full text of the Business Loan Agreement and the related Promissory Note and Assignment of Deposit Account, with respect to the Working Capital Loan, and the Secured Promissory Note and Stock Pledge Agreement, with respect to the SM Trust Loan, which are filed as exhibits to this semi-annual report.

ITEM 2 OTHER INFORMATION

None.

7

ITEM 3. FINANCIAL STATEMENTS

CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Three and Six Months Ended June 30, 2022 and 2021

F-1

CONDENSED BALANCE SHEETS

	June 30, 2022	December 31,2021
	Unaudited	*
ASSETS
Current assets:
Cash and cash equivalents	$834,146	$932,885
Prepaid expenses	45,538	28,381
Total current assets	879,684	961,266
Fixed assets, net	17,307	6,318
Right of use asset	257,115	-
Other assets	297,651	16,478
TOTAL ASSETS	$1,451,757	$984,062

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$264,940	$3,511
Accrued expenses	141,427	84,760
Working Capital Loan	1,000,000	-
Lease liability - current	89,293	-
Total current liabilities	1,495,660	88,271
Long-Term liabilities
Accrued interest expense	177,292	139,852
Lease liability -long term	158,822	-
Convertible Notes net of discount	750,000	745,119
Total Long-Term Liabilities	1,086,114	884,971
Total Liabilities	2,581,774	973,242

Commitments and Contingencies (Note 12)

Stockholders’ Equity (deficit)
Preferred stock $0.00001 par value. 20,000,000 authorized, none issued or outstanding	$-	$-
Common stock $0.00001 par value, 50,000,000 authorized 3,606,936 and 3,611,376 issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	36	36
Additional paid in capital	7,182,427	6,616,600
Accumulated deficit	(8,312,480)	(6,605,816)
Total Stockholders’ Equity (deficit)	(1,130,017)	10,820
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,451,757	$984,062

*Derived from audited information

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-2

CONDENSED STATEMENTS OF OPERATIONS

For the Three and Six Months Ended June 30, 2022 and 2021

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Expenses
General and administrative	$558,745	$200,281	$1,192,458	$468,115
Depreciation and amortization	2,655	2,031	5,311	4,062
Research and development	258,886	90,384	451,137	183,640
Total expenses	820,286	292,696	1,648,906	655,817

Net operating loss	(820,286)	(292,696)	(1,648,906)	(655,817)

Other Income (expenses)
Interest income	32	33	64	69
Interest expense	(34,941)	(27,178)	(57,822)	(53,467)
PPP loan forgiveness	-	222,400	-	222,400
Net Other Income (expenses)	(34,909)	195,255	(57,758)	169,002

Loss before income taxes	(855,195)	(97,441)	(1,706,664)	(486,815)
Income taxes				-
Net loss	(855,195)	(97,441)	(1,706,664)	(486,815)

Net loss per common share- basic and diluted	$(0.24)	$(0.03)	$(0.47)	$(0.14)

Weighted-average common shares - basic and diluted	3,605,131	3,575,932	3,604,395	3,573,624

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-3

CONDENSED STATEMENTS OF CHANGE IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Six Months Ended June 30, 2022

(Unaudited)

	Common Stock					Total
	Shares	Par Value	Additional Paid- in Capital	Subscription Receivable	Accumulated Deficit	Stockholders’ Equity/ (Deficit)

December 31, 2021	3,611,376	$36	$6,616,600		$(6,605,816)	$10,820

Share cancellation	(10,000)	-	-	-	-	-
Stock-based compensation	1,750	-	212,127	-	-	212,127
March 31, 2022, Net Loss	-	-	-	-	(851,469)	(851,469)
Balance at March 31, 2022	3,603,126	$36	$6,828,727	-	$(7,457,285)	$(628,522)
Reconciliation for non-partial shares in reverse stock split	393	-	-	-	-	-
Stock-based compensation	3,417	-	353,700	-	-	353,700

June 30, 2022, Net Loss	-	-	-	-	(855,195)	(855,195)
Balance at June 30, 2022	3,606,936	$36	$7,182,427	-	$(8,312,480)	$(1,130,017)

December 31, 2020	3,569,334	$36	$4,450,562	(2,700)	$(5,110,413)	$(662,515)
Sales of common shares, net of offering cost	4,615	-	177,101	2,700	-	179,801
Stock-based compensation	-	-	46,416	-	-	46,416
March 31, 2021, Net Loss	-	-	-	-	(389,374)	(389,374)
Balance at March 31, 2021	3,573,949	$36	$4,674,079	-	$(5,499,787)	$(825,672)
Sales of common shares	7,430	-	287,314	-	-	287,314
Shares issued for services	222		9,000	-	-	9,000
Stock-based compensation	-	-	33,920	-	-	33,920
June 30, 2021, Net Loss	-	-	-	-	(97,441)	(97,441)
Balance at June 30, 2021	3,581,601	$36	$5,004,313	-	$(5,597,228)	$(592,879)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-4

CONDENSED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

	2022	2021

Cash flows from operating activities:
Net income (loss)	$(1,706,664)	$(486,815)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	5,311	4,062
Non-cash interest	4,881	29,466
Stock compensation	565,827	80,336
Stock issued for services	-	9,000
PPP loan forgiveness	-	(222,400)
Other	(9,000)	-
Changes in operating assets and liabilities of the business
Prepaid expense	(25,650)	(25,903)
Security deposits	(23,700)	-
Accounts payable	269,922	9,477
Accrued expense	56,667	38,601
Accrued interest expense	37,440	24,000

Net cash (used in) operating activities	(824,966)	(540,176)
Cash flows from investing activities:
Purchase of Fixed Asset	(16,300)	-
Net cash used in investing activities	(16,300)	-
Cash flows from financing activities:
Sales of common stock	-	491,027
Proceeds from working capital loan	1,000,000	-
Deferred offering costs	(257,473)	(23,912)
PPP loan proceeds	-	174,873
Net cash provided by financing activities	742,527	641,988
Net increase (decrease) in cash and cash equivalents	(98,739)	101,812
Cash and cash equivalents at the beginning of the year	932,885	333,087
Cash and cash equivalents at the end of the year	$834,146	$434,899

Supplemental Non-Cash Flow Information
Right of use Assets in exchange for lease obligations	$285,144	$-
Cash paid for interest	$3,720	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-5

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

BIOLIFE4D CORPORATION (“the Company,”) is a pioneering development stage biotech company that plans to leverage current advances in life sciences and cardiac tissue engineering to build human hearts potentially suitable, subject to FDA approval, for implantation – potentially lifesaving technology that ultimately gives patients the gift of time.

The Company is driving a movement to transform the treatment of heart disease which is the leading cause of death among both men and women globally. The Company is committed to perfecting the technology to make viable organ replacement an accessible and affordable reality, as well as mini-hearts for cardiotoxicity testing. The Company’s groundbreaking approach converges recent breakthroughs in regenerative medicine, adult stem cell biology, 3D printing techniques, and computing technology that could make organ replacement commercially viable and commonplace globally.

The Company plans to create a patient-specific, fully functioning heart through 3D bioprinting using the patient’s own cells – which could eliminate the well-known challenges of organ rejection and long donor waiting lists that plague existing organ transplant methods.

The Company seeks to improve, optimize, adapt, and capitalize on current technologies to create a commercially viable and sustainable process solution. It is impossible to predict the exact amount of time it will take to fully optimize this process, particularly due to the ultimate interaction of the United States Food and Drug Administration (“FDA”) as it is impossible to predict the exact time frame of the FDA approval process.

Going Concern

The accompanying financial statements have been prepared as though the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of June 30, 2022, the Company has an accumulated deficit of approximately $8.3 million, and a net loss of approximately $1.7 million. Net cash used in operating activities was approximately $0.8 million during the six months ended June 30, 2022. Management expects to continue to incur operating losses and negative cash flows from operations. The Company has financed its operations to date from proceeds from the sale of common stock and issuance of debt. The Company’s current liquidity position raises substantial doubt about the Company’s ability to continue as a going concern.

The Company believes that its existing cash and cash equivalents will be insufficient to meet its anticipated cash requirements for at least the next 12 months from the date the financial statements are issued. The assumptions upon which the Company has based its estimates are routinely evaluated and may be subject to change. The actual amount of the Company’s expenditures will vary depending upon several factors including but not limited to the design, timing, and the progress of the Company’s research and development programs, and the level of financial resources available. The Company can adjust its operating plan spending based on available financial resources.

The Company will need to raise additional capital to continue to fund operations and product research and development. The Company believes that it will be able to obtain additional working capital through equity financings, additional debt, or other arrangements to fund future operations; however, as of the date of these financial statements, no committed funding has been obtained, and there can be no assurance that such additional financing, if available, can be obtained on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-6

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim condensed financial statements included herein reflect all material adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) which, in the opinion of management, are ordinary and necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures required under the accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated balance sheet information as of December 31, 2021, was derived from the audited consolidated financial statements included in the Company’s Annual Report. These condensed financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2021 from the Company’s Annual Report on Form 1-K.

Significant Risks and Uncertainties

The Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include but are not limited to: the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, and insurance coverage of, Company products, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital.

The Company currently has no commercially approved products and there can be no assurance that the Company’s research and development efforts will be successfully commercialized. Developing and commercializing a product requires significant time and capital and is subject to regulatory review and approval as well as competition from other biotechnology companies. The Company operates in an environment of rapid change and is dependent upon the continued services of its employees and consultants and obtaining and protecting intellectual property.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates included in the financial statements are those associated with the inputs used to value option grants and in the determination of predominant outcome for potential conversion events associated with the convertible notes issued by the Company.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The spread of COVID-19 has caused significant volatility in the United States and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the United States and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

F-7

(Loss)/Income per Share

Basic (loss) income per share is computed by dividing net (loss) income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted (loss) income per share reflects the potential dilution, using the treasury stock method that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the (loss) income of the Company. In computing diluted (loss) income per share, the treasury stock method assumes that outstanding instruments are exercised/converted, and the proceeds are used to purchase common stock at the average market price during the period. Instruments may have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price/conversion rate of the instruments.

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding because their inclusion would have been anti-dilutive:

	June 30, 2022	June 30, 2021
Options	111,869	83,334
Convertible notes	18,519	18,519
	130,388	101,853

Cash and Cash Equivalents

Cash represents cash deposits held at a major financial institution. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less when purchased. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes.

Deferred Offering Costs

Direct costs incurred by the Company to raise debt, equity or other funding that are incurred prior to Company closing on receipt of proceeds from those offerings is treated as a deferred offering cost, a long-term asset on the balance sheet. Upon closing, those costs are transferred or netted, depending on the type of the offering against the proceeds received. In the event of a more than temporary delay or the failure to close, deferred offering costs are expensed as general and administrative expenses. At June 30, 2022, the Company had deferred approximately $272,550 of offering costs which are included on the balance sheet in Other Assets.

Leases

The Company determines if an arrangement is or contains a lease at contract inception and recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date.

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. Lease payments included in the measurement of the lease liability include fixed payments owed over the lease term. The Company discounts its unpaid lease payments using its incremental borrowing rate, which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

The lease term includes the noncancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

F-8

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date. The ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability less any accrued lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented as operating expenses in the Company’s statement of income with the expense arising from fixed lease payments.

The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.

Research and Development Costs

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rents for facilities, supplies, and other fees related to our research efforts, fees paid to consultants that perform certain research and testing on behalf of the Company, and costs related to salaries, benefits, bonuses, and stock-based compensation granted to employees in research and development functions.

Stock-Based Compensation

The Financial Accounting Statements Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation - Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. The Company recognizes compensation cost relating to stock-based payment transactions using a fair-value measurement method, which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. The Company determines the fair value of stock-based option awards, that do not contain any provisions which would result in liability classification, using the Black-Scholes-Merton option-pricing model which uses both historical and current market data to estimate fair value. The method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield, and expected life of the options. For awards with performance-based vesting criteria, the Company estimates the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. The Company accounts for forfeited awards as they occur. Ultimately, the actual expenses recognized over the vesting period will be for those shares that vested. The Company’s common stock price is assessed using valuation methods in accordance with the American Institute of Certified Public Accountants’ Valuation of Privately-Held-Company Equity Securities Issued as Compensation practice guide. These estimates represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

The Company has adopted the guidance included under Accounting Standards Update (“ASU”) ASU 2018-17, stock-based compensation issued to non-employees and consultants on January 1, 2018. Equity-based payments to non-employees are measured at grant-date fair value of equity instruments that the Company is obligated to issue when the service has been rendered and any other conditions necessary to earn the rights to benefit from the instruments have been satisfied. Equity-classified nonemployee share based payment awards are measured at the grant date.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company maintains its cash and cash equivalent balances in the form of business checking accounts and money market accounts, the balances of which, at times, may exceed federally insured limits. Exposure to cash and cash equivalents credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

F-9

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated on the straight-line basis over their estimated useful lives which due to the nature of the work being performed have a three-year estimated useful life. Expenditures for maintenance and repairs are charged to expenses as incurred.

Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB and are adopted by the Company as of the specified effective date.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of June 30, 2022, and December 31, 2021:

	June 30, 2022	2021

Equipment and furniture	$40,673	$24,373
Accumulated depreciation	(23,366)	(18,055)

Equipment and furniture, net	$17,307	$6,318

For the three and six months ended June 30, 2022, the Company recorded depreciation of $2,655 and $5,311, respectively.

For the three and six months ended June 30, 2021, the Company recorded depreciation of $2,031 and $4,062, respectively.

F-10

4.	LEASES

The Company leases a BioAssemblyBot 400 and accompanying TSIM and BioApps software (“equipment”) under a noncancelable agreement. The lease commenced on March 1, 2022, and expires in March 2025. At the end of the lease term, the Company has the option to return the equipment, purchase the equipment, or to extend the lease term on a month-to-month basis at the then current monthly rate. The lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease are fixed at $9,000 per month through the lease term.

At the end of the lease term, the Company has the option to purchase the equipment for $29,872. Because the Company is not reasonably certain to exercise this purchase option, the option is not considered in determining the lease term and associated potential purchase option payments are not included in lease payments:

The components of lease expense for the quarter ended June 30, 2022, were as follows:

Operating lease cost	$9,000
Variable lease costs	-
Total lease cost	$9,000

Future minimum lease payments and maturities of the lease liability as of June 30, 2022, are as follows:

2022	$54,000
2023	108,000
2024	108,000
2025	9,000
Total minimum lease payments	$279,000
Less imputed interest	(30,885)
Total lease liability	248,115
Lease liability – current portion	89,293
Lease liability, long-term portion	$158,822

5.	DEBT

Working Capital Loan

On May 18, 2022, the Company borrowed $1,000,000 to fund its working capital needs pursuant to a Business Loan Agreement by and between the Company, as the borrower, and Fifth Third Bank, National Association, as lender (the “Lender”) and a related Promissory Note, made by the Company in favor of the Lender, each dated May 18, 2022 (the “Working Capital Loan”). The Company’s obligations under the Working Capital Loan are secured by a lien on a certain deposit account with the Lender (the “Deposit Account”) owned by the BioLife4D – SM Trust dated November 1, 2016, (the “BioLife4D – SM Trust”) pursuant to an Assignment of Deposit Account, dated May 18, 2022, by and among the BioLife4D – SM Trust, the Company, and the Lender. Steven Morris, the Company’s CEO, is the sole beneficiary and trustee of the BioLife4D – SM Trust which owns 1,600,000 shares of the Company’s common stock, 33,334 of which are pledged to Fifth Third Bank, National Association.

The Promissory Note has an interest rate of 4.32% and matures on May 18, 2023. The Company is obligated to make monthly interest payments to the Lender until the Maturity Date upon which date the amount of the entire principal balance and any unpaid but accrued interest is due. As an inducement to the BioLife4d-SM Trust to post the required collateral, the Company has agreed to compensate the BioLife4d-SM Trust at the rate of 10% per annum on the value of the collateral pledged within the trust to the Lender.

For the three and six months ended June 30, 2022, the total interest expense was $16,941. The Company paid $3,720, to the Lender, leaving $13,221 in cumulative accrued interest expense (including $11,781 to the BioLife4D-SM Trust).

F-11

Convertible Notes

In January 2019, the Company issued seven convertible notes and received proceeds totaling $700,000, of which $100,000 was converted in 2019, leaving $600,000 outstanding during the period of these financial statements. The notes had maturity dates of three years from issuance, with the Company having the right, at its sole discretion, to further extend the maturity an additional 24 months upon notice being given to the holders. The interest rate of the notes was 8% per annum in the original 3-year term. Based upon the terms of the notes, the Company has elected to extend the notes and the interest rate will be 12% for the period of the extension.

The Notes may only be repaid in full with interest. The notes contain provisions that require the Company to incur a prepayment penalty should the loans be repaid, in full, prior to the maturity date of the notes. If the note is prepaid in the first year, the penalty is 30% of the outstanding note balance. In the second year, the prepayment penalty is 20% of the outstanding note balance.

The notes contain certain conversion rights granted to the holders. These include the holders having the option prior to the first-year anniversary date to convert all outstanding balances into shares of common stock of the Company at a 20% discount to the then fair market value of the Company’s common stock. This option expires on the first anniversary of the note. In addition, throughout the period where note proceeds are outstanding, in the event the Company completes an equity sale of securities of at least $7,500,000 (excluding amounts converted from outstanding notes), the outstanding loan balance will automatically convert into securities of the new financing at a 20% discount to the then fair market value of the securities being converted into. At inception, the Company has determined that the conversion feature contained within the notes was the predominantly likely method of settlement and therefore has treated the convertible notes as stock settled debt. At inception, the Company recorded the notes at their settled liability amount of $750,000 with the $150,000 treated as a debt discount which was amortized over the original maturity of the convertible notes (see table below). The resulting effective interest rate of the convertible notes was 13.36%.

In January 2022, in accordance with the provisions of the convertible notes, the Company notified the noteholders holding a total of $600,000 of the notes that the Company had extended the maturity date of the convertible notes to January 2024. In accordance with the terms of the extension the interest rate of the convertible notes increased thereafter to 12% per annum.

For the three months ended June 30, 2022, and 2021, the total interest expense was $18,000 and $27,177 with coupon interest expense of $18,000 and $36,000 for each three months and amortization of debt discount of $0 and $15,177 respectively.

For the six months ended June 30, 2022, and 2021, the total interest expense was $40,881 and $53,467 with coupon interest expense of $36,000 and $24,000 for each six months and amortization of debt discount of $4,881 and $29,466 respectively.

The following table summarizes the debt discount.

Balance, December 31, 2021	$4,881
Amortization as of March 31, 2022	(4,881)
Balance, June 30, 2022	$-

F-12

Paycheck Protection Loan

The Company received loan proceeds of $222,400 pursuant to the Paycheck Protection Program under the CARES Act. The Loan, which was in the form of a promissory note, dated May 1, 2020, matured on May 1, 2022, and bore interest at a fixed rate of 1% per annum, payable monthly commencing in six months. Under the terms of the CARES Act, the principal may be forgiven if the Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, mortgage interest, rent, and utilities. In May 2021, the Company was notified that the Small Business Administration had accepted the Company’s forgiveness application.

In January 2021, the Company received a second loan for $174,873 pursuant to the Paycheck Protection Program under the CARES Act. The Loan, which was in the form of a promissory note, was to mature on January 21, 2023, and bore interest at a fixed rate of 1% per annum, payable monthly commencing in six months. Under the terms of the CARES Act, the principal may be forgiven if the Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, mortgage interest, rent, and utilities. In November 2021, the Company was notified that the Small Business Administration had accepted the Company’s forgiveness application

6.	STOCKHOLDERS’ EQUITY

Amendment to Certificate of Incorporation

On January 24, 2022, the Company filed a revised Certificate of Incorporation with the State of Delaware to increase the total number of shares authorized to 70,000,000 consisting of 50,000,000 shares of common stock, having a par value of $0.00001, and 20,000,000 shares of blank check preferred stock, having a par value of $0.00001. In addition, the previously authorized two classes of voting common stock and non-voting common stock are now combined into one class of voting common stock. All previously issued voting and non-voting common shares have been retroactively presented as one class of common stock.

Equity Compensation Plans

In January 2022, the Company adopted the 2022 Restricted Stock Plan (“Plan”). The Plan will be administered by the compensation committee of the board of directors. The committee may delegate such authority to any officer or employee of the Company. The Plan awards are available to all employees, executive officers and members of the board of directors. The Plan may grant Stock Awards and may also grant Performance Awards, as defined within the Plan, with a minimum vesting period of two years, unless otherwise determined by the Board. The total shares authorized for issuance under the Plan is 1,666,667 shares of common stock.

Issuance of Common Stock

In February 2022, the Company adopted the 2022 Incentive and Nonstatutory Stock Option Plan (“Option Plan”). The Option Plan will be administered by the compensation committee of the board of directors. The committee may delegate such authority to any officer or employee of the Company. The Option Plan awards are available to all employees, members of the board of directors and consultants. The Option grants authorized for issuance under the Plan may total exercise into 1,666,667 shares of common stock. In the event of a termination or cancellation of an unused option grant, those shares revert back to the Option Plan.

F-13

7.	EQUITY BASED COMPENSATION

Restricted Stock Awards

During the six months ended June 30, 2022, the Company issued 4,167 shares of common stock to management as part of the compensation package contained within certain advisory agreements entered into during the period. The shares were valued at $168,750 based on the pricing of the Company’s securities in its Regulation A, Tier II offering.

During the six months ended June 30, 2022, the Company recorded $8,111 of stock-based compensation expense in respect to the vesting of certain previously granted equity instruments.

During the six months ended June 30, 2022, the Company issued 1,000 shares of common stock to a third party. The shares were valued at $40,500 based on the pricing of the Company’s securities in its Regulation A, Tier II offering.

In February 2022, the Company and certain members of the advisory board agreed to cancel 10,000 shares of previously issued shares of the Company’s common stock.

Option Awards

In February 2022, the Company granted options to its board of directors to acquire 25,000 shares of common stock of the Company at an exercise price of $40.50 per share, with a five-year term. The fair market value of the options on the date of grant was $652,500. The Company recognized $261,466 of compensation expenses related to these options for the six months ended June 30, 2022. The options vest over one year.

During the six months ended June 30, 2022, the Company granted 3,334 options to a consultant to acquire shares of common stock at an exercise price of $40.50 per share with a five-year term. The fair market value of the options on the date of grant was $87,000. The Company recognized $87,000 of compensation expenses related to these options for the six months ended June 30, 2022. These options vest immediately.

The following table provides the estimates included in the inputs to the Black-Scholes Merton pricing model for the options granted in 2022:

Underlying fair market value	$40.50 per share
Expected life	5 years
Risk free interest rate	0.80%
Dividend rate	0%
Historical volatility	81%

The Company has utilized the pricing received, on a near continuous basis from investors, in its Regulation A, Tier II offering as the fair market value for the underlying common shares. In addition, the Company has utilized a basket of five public companies with similar operations to estimate a historical volatility at the time of grant.

A summary of option activity for the six months ended June 30, 2022, is as follows:

	Number of Shares	Weighted Average Exercise Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2021	101,667	$12.03	$-	1.50
Granted	28,334	40.5	-	4.8
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Options Outstanding as of June 30, 2022	130,001	40.50	-
Options unvested as of June 30, 2022	21,233	40.50	-	4.80

F-14

Stock-based compensation expense included in the following line items on the statement of operations for the three and six months ended June 30, 2022 and 2021 is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Research and development	$69,075	$-	$120,750	$-
General and administrative	284,625	33,920	445,077	80,336
Total	353,700	33,920	565,827	80,336

8.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of the Company’s business activities.

On August 28, 2020, a group of noteholders totaling $600,000, filed a lawsuit naming the Company as a defendant alleging breach of contract in Cook County, Illinois. The breach alleged in the lawsuit was for not providing the required financial information in the form of unaudited financial statements to the noteholders as required under the convertible note agreements. Three of the noteholders’ cases were dismissed with prejudice. Only three of the noteholders remain in the lawsuit. The Company brought a Motion for Sanctions due to delays against the plaintiffs which was granted and the Company was awarded attorneys fees. The Company has now brought a Second Motion for Sanctions due to further delays by the plaintiffs which is scheduled to be heard on September 28, 2022. The Company’s position is that the claims are without merit. The Company has indicated in filings to the court that the Company provided the information as required via e-mail and other communication to the convertible note holders, and in addition, published the required information as part of its ongoing reporting obligations under its Regulation A Tier II offering at www.sec.gov. The Company intends to continue to vigorously defend against this litigation.

9.	RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2022, and 2021, the Company used the bookkeeping services of an accounting firm in which an officer of the Company was a partner. The Company incurred $36,740 and $10,995 of accounting services in the six months ended June 30, 2022, and 2021, respectively.

During the six months ended June 30, 2022 the Company accrued interest expenses totaling $11,781 to BioLife4D – SM Trust, of which Mr. Steven Morris, the CEO, is the beneficiary and trustee.

10.	SUBSEQUENT EVENTS

In August 2022, the Company filed with the Secretary of State of Delaware to amend its Certificate of Incorporation to effect a 1:3 reverse split of its issued and outstanding common stock. The effect of this reverse split has been shown as if it occurred at the inception of the Company.

F-15

ITEM 3. Exhibits

Index to Exhibits

Exhibit	Description
2.1	Amended and Restated Certificate of Incorporation of BioLife4D Corporation filed with the Division of Corporations, State of Delaware on February 4, 2022
2.2	Amended and Restated Bylaws of BioLife4D Corporation, dated February 3, 2022
2.3	Amendment to Bylaws of BioLife4D Corporation, dated August 11, 2022
6.1	Advisory Board Agreement between BioLife4D Corporation and Sean Palecek, dated May 30, 2017
6.2	Amendment to Advisory Board Agreement between BioLife4D Corporation and Sean Palecek, dated January 17, 2022
6.3	Advisory Board Agreement between BioLife4D Corporation and Ibrahim T. Ozbolat, dated May 31, 2017
6.4	Amendment to Advisory Board Agreement between BioLife4D Corporation and Ibrahim T. Ozbolat, dated January 14, 2022
6.5	Advisory Board Agreement between BioLife4D Corporation and Janet Zoldan, dated June 8, 2017
6.6	Amendment to Advisory Board Agreement between BioLife4D Corporation and Janet Zoldan, dated February 1, 2022
6.7	Advisory Board Agreement between BioLife4D Corporation and Shayn Peirce-Cottler, dated July 11, 2017
6.8	Amendment to Advisory Board Agreement between BioLife4D Corporation and Shayn Peirce-Cottler, dated February 1, 2022
6.9	Advisory Board Agreement between BioLife4D Corporation and Jeffrey Morgan, dated August 23, 2017
6.10	Amendment to Advisory Board Agreement between BioLife4D Corporation and Jeffrey Morgan, dated February 1, 2022
6.11	Advisory Board Agreement between BioLife4D Corporation and Raimond Winslow, dated August 28, 2017
6.12	Laboratory Service Agreement between BioLife4D Corporation and Northwestern University, dated November 1, 2017
6.13	License Agreement between BioLife4D Corporation and Texas Medical Center, dated May 24, 2018
6.14	First Amendment to License Agreement between BioLife4D Corporation and Texas Medical Center, dated July 3, 2018
6.15	Second Amendment to License Agreement between BioLife4D Corporation and Texas Medical Center, dated October 29, 2018
6.16	Third Amendment to License Agreement between and BioLife4D Corporation and Texas Medical Center, dated February 7, 2022
6.17	Note Purchase Agreement between BioLife4D Corporation and EchoVenture, LLC, dated January 3, 2019
6.18	Extension to the Note Purchase Agreement between BioLife4D Corporation and EchoVenture, LLC, dated January 12, 2022
6.19	Advisory Board Agreement between BioLife4D Corporation and Stephen M. Simes, dated January 21, 2019
6.20	Note Purchase Agreement between BioLife4D Corporation and H Joseph Leitch, dated January 22, 2019
6.21	Extension to the Note Purchase Agreement between BioLife4D Corporation and H Joseph Leitch, dated January 13, 2022

8

6.22	Note Purchase Agreement between BioLife4D Corporation and 2 JWB 6P LLC, dated January 28, 2019
6.23	Extension to the Note Purchase Agreement between BioLife4D Corporation and 2 JWB 6P LLC, dated January 12, 2022
6.24	Note Purchase Agreement between BioLife4D Corporation and Millennium Automated Parking, Inc. and Julius S. Levine Trust, dated January 31, 2019
6.25	Extension to the Note Purchase Agreement between BioLife4D Corporation and Millennium Automated Parking, Inc., dated January 12, 2022
6.26	Extension to the Note Purchase Agreement between BioLife4D Corporation and Julius S. Levine Trust, dated January 12, 2022
6.27	Note Purchase Agreement between BioLife4D Corporation and Clayton A. Struve, dated January 31, 2019
6.28	Extension to the Note Purchase Agreement between BioLife4D Corporation and Clayton A. Struve, dated January 13, 2022
6.29	Employment Agreement between BioLife4D Corporation and Kathleen Ann Lewis, dated September 15, 2020
6.30	Engagement Letter between BioLife4D Corporation and The Hechtman Group LTD, dated July 22, 2021
6.31	Intelligent Office Membership Agreement between BioLife4D Corporation and Aspire Ventures, LLC d/b/a Intelligent Office of Lincolnshire, dated December 29, 2021
6.32	Platform-as-a-Service Monthly Service Agreement between BioLife4D Corporation and Advanced Solutions Life Sciences, LLC, dated December 20, 2021
6.33	Independent Advisor Agreement between BioLife4D Corporation and Ravi Birla, dated January 11, 2022
6.34	CFO Agreement between BioLife4D Corporation and Wesley Ramjeet, dated February 1, 2022
6.35	2022 Incentive and Nonstatutory Stock Option Plan to Employees, Directors, and Consultants of BioLife4D Corporation, dated February 3, 2022
6.36	2022 Restricted Stock Plan, dated February 3, 2022
6.37	Business Loan Agreement, dated May 18, 2022, by and between BioLife4D Corporation and Fifth Third Bank, National Association
6.38	Promissory Note, dated May 18, 2022, made by BioLife4D Corporation in favor of Fifth Third Bank, National Association
6.39	Assignment of Deposit Account, dated May 18, 2022, by and among BioLife4D – SM Trust dated November 1, 2016, BioLife4D Corporation and Fifth Third Bank, National Association
6.40	Secured Promissory Note, dated May 18, 2022, made by BioLife4D – SM Trust, dated November 1, 2016
6.41	Stock Pledge Agreement, dated May 18, 2022, by the BioLife4D – SM Trust, dated November 1, 2016
6.42	Agreement, dated May 18, 2022, between BioLife4D Corporation and BioLife4D – SM Trust, dated November 1, 2016
6.43	Amendment to CFO Agreement between BioLife4D Corporation and Wesley Ramjeet, dated August 11, 2022
6.44	Executive Employment Agreement between BioLife4D Corporation and Steven Morris, dated September 2, 2022
6.45	Option Agreement between BioLife4D Corporation and Dr. Jeffrey Morgan, dated January 26, 2022, effective as of August 1, 2020
6.46	Option Agreement between BioLife4D Corporation and Dr. Jeffrey Morgan, dated January 26, 2022, effective as of August 6, 2021
9.1	Change in certifying accountant letter from IndigoSpire to BioLife4D Corporation
99.1	Audit Committee Charter dated February 14, 2022
99.2	Compensation Committee Charter dated August 23, 2022
99.3	Nominating and Corporate Governance Committee Charter, dated August 23, 2022
99.4	Code of Business Conduct and Ethics and Insider Trading Policy dated February 14, 2022
101.1	Interactive Data File

All Exhibits filed previously and incorporated herein by reference, other than 101.1.

9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLife4D Corporation

Date: September 28, 2022	By:	/s/ Steven Morris
Steven Morris
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 28, 2022	By:	/s/ Steven Morris
Steven Morris
Chief Executive Officer (Principal Executive Officer)

Date: September 28, 2022	By:	/s/ Wesley Ramjeet
Wesley Ramjeet
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

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